July 24, 2019

J. Christopher Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

       Re: Healthcare Realty Trust Incorporated
           Form 10-K for the year ended December 31, 2018
           Filed February 13, 2019
           File No. 001-11852

Dear Mr. Douglas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities